

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 28, 2006

Mr. Marek Kreczmer
President and Chief Executive Officer
Northwestern Mineral Ventures Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

> **Re:** **Northwestern Mineral Ventures Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 000-50822**

Dear Mr. Kreczmer:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Operating and Financial Review and Prospects, page 28

Tabular Disclosure of Contractual Obligations, page 30

1.   We note your tabular disclosure of contractual obligations includes option
        payments related to your various mining interest projects. As defined in Item
        5.F.2 of Form 20-F, contractual obligations are agreements to purchase goods or
        services that are enforceable and legally binding on the company that specifies all
        significant terms, including: fixed or minimum quantities to be purchased; fixed,
        minimum or variable price provisions; and the approximate timing of the
        transactions. Tell us whether you believe each of these option payments
        disclosed meets the definition of contractual obligations.

        If these option payments do not meet the definition of a contractual obligation,
        please label the table with a more descriptive caption, such as "option payments
        necessary to retain property interests," or similar language that would serve to
        differentiate these from contractual obligations you may have presently or in the
        future; under these circumstances please also modify your narrative to include
        disclosure indicating that such payments are optional and not contractual on the
        part of the company.

Controls and Procedures, page 46

2.   Please amend your filing to comply with disclosure requirements pertaining to the
        disclosure controls and procedures evaluation, and changes in internal controls
        over financial reporting under Items 15(a) and (d) of Form 20-F.

Consolidated Financial Statements

3.   Please provide a clear indication on the face of each of your consolidated
        financial statements of the currency represented therein to comply with Rule 3-
        20(b) of Regulation S-X, applicable by way of General Instruction B(d) of Form
        20-F.

Consolidated Balance Sheets, page F-2

4.   It appears that your directors' signatures, needed to indicate approval of your
        consolidated financial statements on behalf of your board, have been omitted.
        Please amend your filing to include the appropriate authorizing signatures.

Exhibit 12

5.   We note that your officers have omitted from their certifications the
        representations required under paragraph 4(b) and (c), and paragraph 5, of
        Instruction 12 of the "Instructions as to Exhibits" of Form 20-F. Please revise
        your officers' certifications to fully comply with these requirements.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days, or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief